Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.

COMPUTATION OF PER SHARE EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

		2003	2002

A	Net (loss) income as reported, Canadian GAAP ($ millions)	$(152.8)	$39.2
B	Items adjusting net (loss) income ($ millions)	$40.2	$5.3
C	Net (loss) income, US GAAP ($ millions)	$(112.6)	$44.5
D	Weighted average number of shares outstanding	52,106,000	52,006,000
E	Net additional shares issuable for diluted earnings per share calculation	—	256,000
	CANADIAN GAAP
	Basic (loss) earnings per share (A/D)	$(2.93)	$0.75
	Diluted (loss) earnings per share (A/(D+E))	$(2.93)	$0.75
	UNITED STATES GAAP
	Basic (loss) earnings per share (C/D)	$(2.16)	$0.86
	Diluted (loss) earnings per share (C/(D+E))	$(2.16)	$0.85

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